Exhibit 12.1

Mediacom Communications Corporation and Subsidiaries

Schedule of Computation of Ratio of Earnings to Fixed Charges

	For the Years Ended December 31,
	2008	2007	2006	2005	2004
	(In thousands, except ratio amounts)

Earnings:
(Loss) income before income taxes	$(19,281)	$(37,563)	$(65,188)	$(24,966)	$13,628
Interest expense, net	213,333	239,015	227,206	208,264	192,740
Amortization of capitalized interest	2,872	3,069	2,678	2,357	2,055
Amortization of debt issuance costs	5,070	4,884	5,998	8,613	8,725
Interest component of rent expense(1)	6,289	5,787	5,755	5,267	4,931

Earnings available for fixed charges	$208,283	$215,192	$176,449	$199,535	$222,079

Fixed Charges:
Interest expense, net	$213,333	$239,015	$227,206	$208,264	$192,740
Capitalized interest	4,273	3,818	3,603	3,756	3,012
Amortization of debt issuance cost	5,070	4,884	5,998	8,613	8,725
Interest component of rent expense(1)	6,289	5,787	5,755	5,267	4,931

Total fixed charges	$228,965	$253,504	$242,562	$225,900	$209,408

Ratio of earnings to fixed charges	—	—	—	—	1.06

Deficiency of earnings over fixed charges	$(20,682)	$(38,312)	$(66,113)	$(26,365)	$12,671

(1)	A reasonable approximation (one-third) is deemed to be the interest factor included in rental expense.